UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

KNOT OFFSHORE PARTNERS LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

Y48125101
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 22 pages

CUSIP No	Y48125101

1.	NAMES OF REPORTING PERSONS

OMP AY Preferred Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,632,916 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,632,916 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,632,916 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents 2,632,916 common units issuable upon the conversion of 2,083,333 Series A Convertible Preferred Units held by OMP AY Preferred Limited. The Series A Convertible Preferred Units are convertible at a current conversion rate of 1.2638, which is readjusted quarterly. This Amendment No. 6 to the Schedule 13G originally filed on September 27, 2019, as amended, is being filed to reflect new beneficial owners and this readjusted conversion rate.
(2)	Percentage calculation based on (a) 34,045,081 common units outstanding as of October 3, 2024 as reflected in the Issuer’s report on Form 6-K furnished to the Securities and Exchange Commission on October 10, 2024 and (b) 2,083,333 Series A Convertible Preferred Units outstanding (multiplied by the conversion rate) and held by OMP AY Preferred Limited.

Page 2 of 22 pages

CUSIP No	Y48125101

1.	NAMES OF REPORTING PERSONS

OMP AY Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,632,916 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,632,916 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,632,916 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents 2,632,916 common units issuable upon the conversion of 2,083,333 Series A Convertible Preferred Units held by OMP AY Preferred Limited, a wholly owned subsidiary of OMP AY Holdings Limited. The Series A Convertible Preferred Units are convertible at a current conversion rate of 1.2638, which is readjusted quarterly. This Amendment No. 6 to the Schedule 13G originally filed on September 27, 2019, as amended, is being filed to reflect new beneficial owners and this readjusted conversion rate.
(2)	Percentage calculation based on (a) 34,045,081 common units outstanding as of October 3, 2024 as reflected in the Issuer’s report on Form 6-K furnished to the Securities and Exchange Commission on October 10, 2024 and (b) 2,083,333 Series A Convertible Preferred Units outstanding (multiplied by the conversion rate) and held by OMP AY Preferred Limited.

Page 3 of 22 pages

CUSIP No	Y48125101

1.	NAMES OF REPORTING PERSONS

Offshore Merchant Partners Asset Yield Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,632,916 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,632,916 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,632,916 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

(1)	Represents 2,632,916 common units issuable upon the conversion of 2,083,333 Series A Convertible Preferred Units held by OMP AY Preferred Limited, a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund L.P. The Series A Convertible Preferred Units are convertible at a current conversion rate of 1.2638, which is readjusted quarterly. This Amendment No. 6 to the Schedule 13G originally filed on September 27, 2019, as amended, is being filed to reflect new beneficial owners and this readjusted conversion rate.
(2)	Percentage calculation based on (a) 34,045,081 common units outstanding as of October 3, 2024 as reflected in the Issuer’s report on Form 6-K furnished to the Securities and Exchange Commission on October 10, 2024 and (b) 2,083,333 Series A Convertible Preferred Units outstanding (multiplied by the conversion rate) and held by OMP AY Preferred Limited.

Page 4 of 22 pages

CUSIP No	Y48125101

1.	NAMES OF REPORTING PERSONS

OMP SICAV Plc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,632,916 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,632,916 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,632,916 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

(1)	Represents 2,632,916 common units issuable upon the conversion of 2,083,333 Series A Convertible Preferred Units held by OMP AY Preferred Limited, a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund L.P., of which OMP SICAV Plc holds a controlling limited partnership interest. The Series A Convertible Preferred Units are convertible at a current conversion rate of 1.2638, which is readjusted quarterly. This Amendment No. 6 to the Schedule 13G originally filed on September 27, 2019, as amended, is being filed to reflect new beneficial owners and this readjusted conversion rate.
(2)	Percentage calculation based on (a) 34,045,081 common units outstanding as of October 3, 2024 as reflected in the Issuer’s report on Form 6-K furnished to the Securities and Exchange Commission on October 10, 2024 and (b) 2,083,333 Series A Convertible Preferred Units outstanding (multiplied by the conversion rate) and held by OMP AY Preferred Limited.

Page 5 of 22 pages

CUSIP No	Y48125101

1.	NAMES OF REPORTING PERSONS

OMP Asset Yield (GP) Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,632,916 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,632,916 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,632,916 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

(1)	Represents 2,632,916 common units issuable upon the conversion of 2,083,333 Series A Convertible Preferred Units held by OMP AY Preferred Limited, a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund L.P., of which OMP Asset Yield (GP) Limited holds a controlling 100% general partnership interest and a non-controlling limited partnership interest. The Series A Convertible Preferred Units are convertible at a current conversion rate of 1.2638, which is readjusted quarterly. This Amendment No. 6 to the Schedule 13G originally filed on September 27, 2019, as amended, is being filed to reflect new beneficial owners and this readjusted conversion rate.
(2)	Percentage calculation based on (a) 34,045,081 common units outstanding as of October 3, 2024 as reflected in the Issuer’s report on Form 6-K furnished to the Securities and Exchange Commission on October 10, 2024 and (b) 2,083,333 Series A Convertible Preferred Units outstanding (multiplied by the conversion rate) and held by OMP AY Preferred Limited.

Page 6 of 22 pages

CUSIP No	Y48125101

1.	NAMES OF REPORTING PERSONS

Offshore Merchant Partners AS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,632,916 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,632,916 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,632,916 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

(1)	Represents 2,632,916 common units issuable upon the conversion of 2,083,333 Series A Convertible Preferred Units held by OMP AY Preferred Limited, a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund L.P., of which OMP SICAV Plc holds a controlling limited partnership interest and OMP Asset Yield (GP) Limited holds a 100% general partnership interest and a non-controlling limited partnership interest. Offshore Merchant Partners AS holds a non-controlling interest in OMP SICAV Plc that on its own would not require it to be a Reporting Person, but for its indirect 100% general partnership interest through its wholly owned direct subsidiary, OMP Asset Yield (GP) Limited. The Series A Convertible Preferred Units are convertible at a current conversion rate of 1.2638, which is readjusted quarterly. This Amendment No. 6 to the Schedule 13G originally filed on September 27, 2019, as amended, is being filed to reflect new beneficial owners and this readjusted conversion rate.
(2)	Percentage calculation based on (a) 34,045,081 common units outstanding as of October 3, 2024 as reflected in the Issuer’s report on Form 6-K furnished to the Securities and Exchange Commission on October 10, 2024 and (b) 2,083,333 Series A Convertible Preferred Units outstanding (multiplied by the conversion rate) and held by OMP AY Preferred Limited.

Page 7 of 22 pages

CUSIP No	Y48125101

1.	NAMES OF REPORTING PERSONS

Blue Northern Lights Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,632,916 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,632,916 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,632,916 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents 2,632,916 common units issuable upon the conversion of 2,083,333 Series A Convertible Preferred Units held by OMP AY Preferred Limited, a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund L.P., of which OMP SICAV Plc holds a controlling limited partnership interest and OMP Asset Yield (GP) Limited holds a 100% general partnership interest and a non-controlling limited partnership interest. Blue Northern Lights Ltd. directly holds a 74.68% interest in OMP SICAV Plc and a 25.32% interest through its direct wholly owned subsidiary, Offshore Merchant Partners AS, that on its own, would not be required to be Reporting Person, but for its direct 100% ownership of OMP Asset Yield (GP) Limited. The Series A Convertible Preferred Units are convertible at a current conversion rate of 1.2638, which is readjusted quarterly. This Amendment No. 6 to the Schedule 13G originally filed on September 27, 2019, as amended, is being filed to reflect new beneficial owners and this readjusted conversion rate.
(2)	Percentage calculation based on (a) 34,045,081 common units outstanding as of October 3, 2024 as reflected in the Issuer’s report on Form 6-K furnished to the Securities and Exchange Commission on October 10, 2024 and (b) 2,083,333 Series A Convertible Preferred Units outstanding (multiplied by the conversion rate) and held by OMP AY Preferred Limited.

Page 8 of 22 pages

CUSIP No	Y48125101

1.	NAMES OF REPORTING PERSONS

Blue Container Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,632,916 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,632,916 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,632,916 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents 2,632,916 common units issuable upon the conversion of 2,083,333 Series A Convertible Preferred Units held by OMP AY Preferred Limited, a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund L.P., of which OMP SICAV Plc holds a controlling limited partnership interest and OMP Asset Yield (GP) Limited holds a 100% general partnership interest and a non-controlling limited partnership interest. Blue Northern Lights Ltd. directly holds a 74.68% interest in OMP SICAV Plc and a 25.32% interest through Offshore Merchant Partners AS, that on its own, would not be required to be Reporting Person, but for its direct 100% ownership of OMP Asset Yield (GP) Limited. Blue Container Ltd. owns 100% of Blue Northern Lights Ltd. Numerous private investment funds own Blue Container Ltd. The Series A Convertible Preferred Units are convertible at a current conversion rate of 1.2638, which is readjusted quarterly. This Amendment No. 6 to the Schedule 13G originally filed on September 27, 2019, as amended, is being filed to reflect new beneficial owners and this readjusted conversion rate.
(2)	Percentage calculation based on (a) 34,045,081 common units outstanding as of October 3, 2024 as reflected in the Issuer’s report on Form 6-K furnished to the Securities and Exchange Commission on October 10, 2024 and (b) 2,083,333 Series A Convertible Preferred Units outstanding (multiplied by the conversion rate) and held by OMP AY Preferred Limited.

Page 9 of 22 pages

CUSIP No	Y48125101

1.	NAMES OF REPORTING PERSONS

EnTrust Global Partners Offshore LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,632,916 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,632,916 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,632,916 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Represents 2,632,916 common units issuable upon the conversion of 2,083,333 Series A Convertible Preferred Units held by OMP AY Preferred Limited, a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund L.P., of which OMP SICAV Plc holds a controlling limited partnership interest and OMP Asset Yield (GP) Limited holds a 100% general partnership interest and a non-controlling limited partnership interest. Blue Northern Lights Ltd. directly holds a 74.68% interest in OMP SICAV Plc and a 25.32% interest through Offshore Merchant Partners AS, that on its own, would not be required to be Reporting Person, but for its direct 100% ownership of OMP Asset Yield (GP) Limited. Blue Container Ltd. owns 100% of Blue Northern Lights Ltd. EnTrust Global Partners Offshore LP is the investment adviser to Blue Container Ltd. EnTrust Global Partners Offshore LP, its affiliated advisory entities and EnTrust Global LLC are members of the EnTrust Global group of companies. EnTrust Global LLC is the managing member of EnTrust Global Partners Offshore LP and GH EP Holdings LLC is the managing member of EnTrust Global LLC. Gregg S. Hymowitz is the Founder and Chief Executive Officer of EnTrust Global LLC and the managing member of GH EP Holdings LLC. As such, EnTrust Global Partners Offshore LP may be deemed to be the beneficial owner (along with EnTrust Global LLC, GH EP Holdings LLC and Gregg S. Hymowitz) of the shares held by OMP AY Preferred Limited. The Series A Convertible Preferred Units are convertible at a current conversion rate of 1.2638, which is readjusted quarterly. This Amendment No. 6 to the Schedule 13G originally filed on September 27, 2019, as amended, is being filed to reflect new beneficial owners and this readjusted conversion rate.
(2)	Percentage calculation based on (a) 34,045,081 common units outstanding as of October 3, 2024 as reflected in the Issuer’s report on Form 6-K furnished to the Securities and Exchange Commission on October 10, 2024 and (b) 2,083,333 Series A Convertible Preferred Units outstanding (multiplied by the conversion rate) and held by OMP AY Preferred Limited.

Page 10 of 22 pages

CUSIP No	Y48125101

1.	NAMES OF REPORTING PERSONS

EnTrust Global LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,632,916 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,632,916 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,632,916 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

(1)	Represents 2,632,916 common units issuable upon the conversion of 2,083,333 Series A Convertible Preferred Units held by OMP AY Preferred Limited, a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund L.P., of which OMP SICAV Plc holds a controlling limited partnership interest and OMP Asset Yield (GP) Limited holds a 100% general partnership interest and a non-controlling limited partnership interest. Blue Northern Lights Ltd. directly holds a 74.68% interest in OMP SICAV Plc and a 25.32% interest through Offshore Merchant Partners AS, that on its own, would not be required to be Reporting Person, but for its direct 100% ownership of OMP Asset Yield (GP) Limited. Blue Container Ltd. owns 100% of Blue Northern Lights Ltd. EnTrust Global Partners Offshore LP is the investment adviser to Blue Container Ltd. EnTrust Global Partners Offshore LP, its affiliated advisory entities and EnTrust Global LLC are members of the EnTrust Global group of companies. EnTrust Global LLC is the managing member of EnTrust Global Partners Offshore LP and GH EP Holdings LLC is the managing member of EnTrust Global LLC. Gregg S. Hymowitz is the Founder and Chief Executive Officer of EnTrust Global LLC and the managing member of GH EP Holdings LLC. As such, EnTrust Global Partners Offshore LP may be deemed to be the beneficial owner (along with EnTrust Global LLC, GH EP Holdings LLC and Gregg S. Hymowitz) of the shares held by OMP AY Preferred Limited. The Series A Convertible Preferred Units are convertible at a current conversion rate of 1.2638, which is readjusted quarterly. This Amendment No. 6 to the Schedule 13G originally filed on September 27, 2019, as amended, is being filed to reflect new beneficial owners and this readjusted conversion rate.
(2)	Percentage calculation based on (a) 34,045,081 common units outstanding as of October 3, 2024 as reflected in the Issuer’s report on Form 6-K furnished to the Securities and Exchange Commission on October 10, 2024 and (b) 2,083,333 Series A Convertible Preferred Units outstanding (multiplied by the conversion rate) and held by OMP AY Preferred Limited.

Page 11 of 22 pages

CUSIP No	Y48125101

1.	NAMES OF REPORTING PERSONS

GH EP Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,632,916 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,632,916 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,632,916 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

(1)	Represents 2,632,916 common units issuable upon the conversion of 2,083,333 Series A Convertible Preferred Units held by OMP AY Preferred Limited, a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund L.P., of which OMP SICAV Plc holds a controlling limited partnership interest and OMP Asset Yield (GP) Limited holds a 100% general partnership interest and a non-controlling limited partnership interest. Blue Northern Lights Ltd. directly holds a 74.68% interest in OMP SICAV Plc and a 25.32% interest through Offshore Merchant Partners AS, that on its own, would not be required to be Reporting Person, but for its direct 100% ownership of OMP Asset Yield (GP) Limited. Blue Container Ltd. owns 100% of Blue Northern Lights Ltd. EnTrust Global Partners Offshore LP is the investment adviser to Blue Container Ltd. EnTrust Global Partners Offshore LP, its affiliated advisory entities and EnTrust Global LLC are members of the EnTrust Global group of companies. EnTrust Global LLC is the managing member of EnTrust Global Partners Offshore LP and GH EP Holdings LLC is the managing member of EnTrust Global LLC. Gregg S. Hymowitz is the Founder and Chief Executive Officer of EnTrust Global LLC and the managing member of GH EP Holdings LLC. As such, EnTrust Global Partners Offshore LP may be deemed to be the beneficial owner (along with EnTrust Global LLC, GH EP Holdings LLC and Gregg S. Hymowitz) of the shares held by OMP AY Preferred Limited. The Series A Convertible Preferred Units are convertible at a current conversion rate of 1.2638, which is readjusted quarterly. This Amendment No. 6 to the Schedule 13G originally filed on September 27, 2019, as amended, is being filed to reflect new beneficial owners and this readjusted conversion rate.
(2)	Percentage calculation based on (a) 34,045,081 common units outstanding as of October 3, 2024 as reflected in the Issuer’s report on Form 6-K furnished to the Securities and Exchange Commission on October 10, 2024 and (b) 2,083,333 Series A Convertible Preferred Units outstanding (multiplied by the conversion rate) and held by OMP AY Preferred Limited.

Page 12 of 22 pages

CUSIP No	Y48125101

1.	NAMES OF REPORTING PERSONS

Gregg S. Hymowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,632,916 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,632,916 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,632,916 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents 2,632,916 common units issuable upon the conversion of 2,083,333 Series A Convertible Preferred Units held by OMP AY Preferred Limited, a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund L.P., of which OMP SICAV Plc holds a controlling limited partnership interest and OMP Asset Yield (GP) Limited holds a 100% general partnership interest and a non-controlling limited partnership interest. Blue Northern Lights Ltd. directly holds a 74.68% interest in OMP SICAV Plc and a 25.32% interest through Offshore Merchant Partners AS, that on its own, would not be required to be Reporting Person, but for its direct 100% ownership of OMP Asset Yield (GP) Limited. Blue Container Ltd. owns 100% of Blue Northern Lights Ltd. EnTrust Global Partners Offshore LP is the investment adviser to Blue Container Ltd. EnTrust Global Partners Offshore LP, its affiliated advisory entities and EnTrust Global LLC are members of the EnTrust Global group of companies. EnTrust Global LLC is the managing member of EnTrust Global Partners Offshore LP and GH EP Holdings LLC is the managing member of EnTrust Global LLC. Gregg S. Hymowitz is the Founder and Chief Executive Officer of EnTrust Global LLC and the managing member of GH EP Holdings LLC. As such, EnTrust Global Partners Offshore LP may be deemed to be the beneficial owner (along with EnTrust Global LLC, GH EP Holdings LLC and Gregg S. Hymowitz) of the shares held by OMP AY Preferred Limited. The Series A Convertible Preferred Units are convertible at a current conversion rate of 1.2638, which is readjusted quarterly. This Amendment No. 6 to the Schedule 13G originally filed on September 27, 2019, as amended, is being filed to reflect new beneficial owners and this readjusted conversion rate.
(2)	Percentage calculation based on (a) 34,045,081 common units outstanding as of October 3, 2024 as reflected in the Issuer’s report on Form 6-K furnished to the Securities and Exchange Commission on October 10, 2024 and (b) 2,083,333 Series A Convertible Preferred Units outstanding (multiplied by the conversion rate) and held by OMP AY Preferred Limited.

Page 13 of 22 pages

CUSIP No	Y48125101

Item 1.	(a).	Name of Issuer:

KNOT OFFSHORE PARTNERS LP (the “Issuer”)

(b).	Address of Issuer's Principal Executive Offices:

2 Queens Cross Aberdeen, Aberdeenshire AB15 4YB, United Kingdom

Item 2.	(a).	Name of person filing:

OMP AY Preferred Limited

OMP AY Holdings Limited

Offshore Merchant Partners Asset Yield Fund L.P.

OMP SICAV Plc

OMP Asset Yield (GP) Limited

Offshore Merchant Partners AS

Blue Northern Lights Ltd.

Blue Container Ltd.

EnTrust Global Partners Offshore LP

EnTrust Global LLC

GH EP Holdings LLC

Gregg S. Hymowitz

OMP AY Preferred Limited is a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund L.P., of which OMP SICAV Plc holds a controlling limited partnership interest and OMP Asset Yield (GP) Limited holds a 100% general partnership interest and a non-controlling limited partnership interest. Blue Northern Lights Ltd. directly holds a 74.68% interest in OMP SICAV Plc and a 25.32% interest through Offshore Merchant Partners AS, that on its own, would not be required to be Reporting Person, but for its direct 100% ownership of OMP Asset Yield (GP) Limited. Blue Container Ltd. owns 100% of Blue Northern Lights Ltd. EnTrust Global Partners Offshore LP is the investment adviser to Blue Container Ltd. EnTrust Global Partners Offshore LP, its affiliated advisory entities and EnTrust Global LLC are members of the EnTrust Global group of companies. EnTrust Global LLC is the managing member of EnTrust Global Partners Offshore LP and GH EP Holdings LLC is the managing member of EnTrust Global LLC. Gregg S. Hymowitz is the Founder and Chief Executive Officer of EnTrust Global LLC and the managing member of GH EP Holdings LLC. The reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. The reporting persons do not affirm the existence of a “group.” Each of the reporting persons hereunder also disclaims beneficial ownership of these securities except to the extent of that filer’s pecuniary interest therein.

(b).	Address of principal business office, or if none, residence:

The principal business address of OMP AY Preferred Limited, OMP AY Holdings Limited, and OMP SICAV Plc is Quad Central, Q3 Level 9, Triq L – Esportaturi, Zone 1, Central Business District, Birkirkara, Malta, CBD 1040.

The principal business address of Offshore Merchant Partners AS is Jåttåvågveien 7,

4020 Stavanager, Norway.

Page 14 of 22 pages

The principal business address of Offshore Merchant Partners Asset Yield Fund L.P. and OMP Asset Yield (GP) Limited is Top Floor, Mill Court, La Charroterier, St. Peter Port, Guernsey.

The principal business address of Gregg S. Hymowitz, EnTrust Global LLC, EnTrust Global Partners Offshore LP, and GH EP Holdings LLC is c/o EnTrust Global 375 Park Avenue, 24th Floor, New York, New York 10152.

The principal business address of Blue Northern Lights Ltd. is 30 Panton Street, London, United Kingdom, SW1Y 4AJ.

The principal business address of and Blue Container Ltd. is 89 Nexus Way, 2nd Floor, Camana Bay, Cayman Islands.

(c).	Citizenship:

OMP AY Preferred Limited	Malta
OMP AY Holdings Limited	Malta
Offshore Merchant Partners Asset Yield Fund L.P.	Guernsey
OMP SICAV Plc	Malta
OMP Asset Yield (GP) Limited	Guernsey
Offshore Merchant Partners AS	Norway
Blue Northern Lights Ltd.	England and Wales
Blue Container Ltd.	Cayman Islands
EnTrust Global Partners Offshore LP	Delaware
EnTrust Global LLC	Delaware
GH EP Holdings LLC	Delaware
Gregg S. Hymowitz	United States

(d).	Title of class of securities:

Common Units

(e).	CUSIP No.:

Y48125101

Item 3.	If This Statement is filed pursuant to Rules 240.13d-1(b), or 13d-2(b), or (c), check whether the person filing is

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

Page 15 of 22 pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☒	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Registered Collective Investment Scheme

EnTrust Global Partners Offshore LP is a registered investment adviser. EnTrust Global LLC, GH EP Holdings LLC and Gregg S. Hymowitz are each a “parent holding company or control person” described above. OMP SICAV Plc is an alternative investment fund in Malta. OMP Asset Yield (GP) Limited, Offshore Merchant Partners AS, Blue Northern Lights Ltd. and Blue Container Ltd. are each a “parent holding company or control person” described above. OMP AY Preferred Limited, OMP AY Holdings Limited, and Offshore Merchant Partners Asset Yield Fund L.P. are each part of a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. All common units referenced below that may be deemed to be beneficially owned by different persons relate to the same common units.

(a)	Amount beneficially owned:

OMP AY Preferred Limited	2,632,916
OMP AY Holdings Limited	2,632,916
Offshore Merchant Partners Asset Yield Fund L.P.	2,632,916
OMP SICAV Plc	2,632,916
OMP Asset Yield (GP) Limited	2,632,916
Offshore Merchant Partners AS	2,632,916
Blue Northern Lights Ltd.	2,632,916
Blue Container Ltd.	2,632,916
EnTrust Global Partners Offshore LP	2,632,916
EnTrust Global LLC	2,632,916
GH EP Holdings LLC	2,632,916
Gregg S. Hymowitz	2,632,916

(b)	Percent of class:

OMP AY Preferred Limited	7.2%
OMP AY Holdings Limited	7.2%
Offshore Merchant Partners Asset Yield Fund L.P.	7.2%
OMP SICAV Plc	7.2%
OMP Asset Yield (GP) Limited	7.2%
Offshore Merchant Partners AS	7.2%
Blue Northern Lights Ltd.	7.2%
Blue Container Ltd.	7.2%
EnTrust Global Partners Offshore LP	7.2%
EnTrust Global LLC	7.2%
GH EP Holdings LLC	7.2%
Gregg S. Hymowitz	7.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote.

OMP AY Preferred Limited	0
OMP AY Holdings Limited	0
Offshore Merchant Partners Asset Yield Fund L.P.	0
OMP SICAV Plc	0
OMP Asset Yield (GP) Limited	0

Page 16 of 22 pages

Offshore Merchant Partners AS	0
Blue Northern Lights Ltd.	0
Blue Container Ltd.	0
EnTrust Global Partners Offshore LP	0
EnTrust Global LLC	0
GH EP Holdings LLC	0
Gregg S. Hymowitz	0

(ii)	Shared power to vote or to direct the vote.

OMP AY Preferred Limited	2,632,916
OMP AY Holdings Limited	2,632,916
Offshore Merchant Partners Asset Yield Fund L.P.	2,632,916
OMP SICAV Plc	2,632,916
OMP Asset Yield (GP) Limited	2,632,916
Offshore Merchant Partners AS	2,632,916
Blue Northern Lights Ltd.	2,632,916
Blue Container Ltd.	2,632,916
EnTrust Global Partners Offshore LP	2,632,916
EnTrust Global LLC	2,632,916
GH EP Holdings LLC	2,632,916
Gregg S. Hymowitz	2,632,916

(iii)	Sole power to dispose or to direct the disposition of.

OMP AY Preferred Limited	0
OMP AY Holdings Limited	0
Offshore Merchant Partners Asset Yield Fund L.P.	0
OMP SICAV Plc	0
OMP Asset Yield (GP) Limited	0
Offshore Merchant Partners AS	0
Blue Northern Lights Ltd.	0
Blue Container Ltd.	0
EnTrust Global Partners Offshore LP	0
EnTrust Global LLC	0
GH EP Holdings LLC	0
Gregg S. Hymowitz	0

(iv)	Shared power to dispose or to direct the disposition of.

OMP AY Preferred Limited	2,632,916
OMP AY Holdings Limited	2,632,916
Offshore Merchant Partners Asset Yield Fund L.P.	2,632,916
OMP SICAV Plc	2,632,916
OMP Asset Yield (GP) Limited	2,632,916
Offshore Merchant Partners AS	2,632,916
Blue Northern Lights Ltd.	2,632,916
Blue Container Ltd.	2,632,916
EnTrust Global Partners Offshore LP	2,632,916
EnTrust Global LLC	2,632,916
GH EP Holdings LLC	2,632,916
Gregg S. Hymowitz	2,632,916

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable

Page 17 of 22 pages

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
See the description in Item 2(a) and Item 3.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Please refer to Item 2(a) and Item 3. The reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. The reporting persons do not affirm the existence of a “group.”

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

With respect to OMP SICAV Plc, OMP AY Preferred Limited, OMP AY Holdings Limited, and Offshore Merchant Partners Asset Yield Fund L.P. only:

By signing below, I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Registered Collective Investment Schemes is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Page 18 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2024
Date

OMP AY PREFERRED LIMITED

By: /s/ Martin Køhn Nilsen
Name: Martin Køhn Nilsen
Title: Director

OMP AY HOLDINGS LIMITED

By: /s/ Martin Køhn Nilsen
Name: Martin Køhn Nilsen
Title: Director

OFFSHORE MERCHANT PARTNERS ASSET YIELD FUND L.P. By its general partner, OMP Asset Yield (GP) Limited

By: /s/ Espen Tørvold Guldbrandsen
Name: Espen Tørvold Guldbrandsen
Title: Director

OMP SICAV PLC

By: /s/ Espen Tørvold Guldbrandsen
Name: Espen Tørvold Guldbrandsen
Title: Director

OMP Asset Yield (GP) Limited
By: /s/ Espen Tørvold Guldbrandsen
Name: Espen Tørvold Guldbrandsen
Title: Director

Offshore Merchant Partners AS

By: /s/ François Paul Georges Becquaert
Name: François Paul Georges Becquaert Title: Chairman

Blue Northern Lights Ltd.

By: /s/ Tom Walsh
Name: Tom Walsh
Title: Director

Page 19 of 22 pages

Blue CONTAINER Ltd., By: EnTrust Global Partners Offshore LP, as investment adviser

By: /s/ Matthew A. Lux
Name: Matthew A. Lux
Title: Authorized Signatory

EnTrust Global Partners Offshore LP

By: /s/ Matthew A. Lux
Name: Matthew A. Lux
Title: Authorized Signatory

EnTrust Global LLC

By: /s/ Matthew A. Lux
Name: Matthew A. Lux
Title: Authorized Signatory

GH EP HOLDINGS LLC

By: /s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory /s/ Gregg S. Hymowitz
Gregg S. Hymowitz

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Page 20 of 22 pages

Exhibit A

AGREEMENT

The undersigned hereby consent to the filing by any of them of a Statement on Schedule 13G and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of KNOT OFFSHORE PARTNERS LP and affirm that this Schedule 13G is being filed on behalf of each of the undersigned.

November 14, 2024
Date

OMP AY PREFERRED LIMITED

By: /s/ Martin Køhn Nilsen
Name: Martin Køhn Nilsen
Title: Director

OMP AY HOLDINGS LIMITED

By: /s/ Martin Køhn Nilsen
Name: Martin Køhn Nilsen
Title: Director

OFFSHORE MERCHANT PARTNERS ASSET YIELD FUND L.P.

By its general partner, OMP Asset Yield (GP) Limited

By: /s/ Espen Tørvold Guldbrandsen
Name: Espen Tørvold Guldbrandsen
Title: Director

OMP SICAV PLC

By: /s/ Espen Tørvold Guldbrandsen
Name: Espen Tørvold Guldbrandsen
Title: Director

OMP Asset Yield (GP) Limited
By: /s/ Espen Tørvold Guldbrandsen
Name: Espen Tørvold Guldbrandsen Title: Director

Offshore Merchant Partners AS
By: /s/ François Paul Georges Becquaert
Name: François Paul Georges Becquaert Title: Chairman

Page 21 of 22 pages

Blue Northern Lights Ltd.

By: /s/ Tom Walsh
Name: Tom Walsh
Title: Director

Blue CONTAINER Ltd.

By: /s/ Matthew A. Lux
Name: Matthew A. Lux
Title: Authorized Signatory

EnTrust Global Partners Offshore LP

By: /s/ Matthew A. Lux
Name: Matthew A. Lux
Title: Authorized Signatory

EnTrust Global LLC

By: /s/ Matthew A. Lux
Name: Authorized Signatory

GH EP HOLDINGS LLC

By: /s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory

/s/ Gregg S. Hymowitz
Gregg S. Hymowitz

Page 22 of 22 pages